Exhibit 99.1

Conference Call Transcript

CUBIST PHARMACEUTICALS TO ACQUIRE ADOLOR

Event Date/Time: October 24, 2011/8 a.m. EST

Operator:  Greetings and welcome to the Cubist Pharmaceuticals conference call regarding the planned acquisition of Adolor.

At this time, all participants are in a listen-only mode.  A brief question and answer session will follow the formal presentation.

If anyone should require operator assistance during the conference, please press star-zero on our telephone keypad.

As a reminder, this conference is being recorded.

It is now my pleasure to introduce your host, Eileen McIntyre of Cubist Pharmaceuticals Incorporated.  Thank you, Ms. McIntyre.  You may begin.

Ms. Eileen McIntyre:  Good morning, and thank you for joining us.

Speakers on today’s call include Cubist President and CEO Mike Bonney and Chief Financial Officer David McGirr.  Joining us for the Q&A portion of the call are Cubist’s Chief Operating Officer Rob Perez and Chief Scientific Officer Steve Gilman.

Before we begin, let me read our Safe Harbor statement.  Statements in this call regarding the proposed transaction between Cubist and Adolor, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, Cubist’s and Adolor’s product and product candidates, including Cubist’s plans to seek a partner for ADL5945, Cubist’s forecast of peak sales of ENTEREG and 5945, the expected impact of the anticipated transaction on Cubist’s earnings and any other statements about Cubist’s or Adolor’s management’s future expectations, forecasts, beliefs, goals, plans, or prospects constitute forward-looking statements.

Any statements that are not statements of historical fact, including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “forecasts,” “estimates,” and similar expressions should also be considered to be forward-looking statements.

There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements.  These factors are described in Cubist’s quarterly report on Form 10-Q under the heading Risk Factors for the quarter ended June 30th, 2011 and in Adolor’s quarterly report on Form 10-Q under the heading Risk Factors for the quarter ended June 30th, 2011, each of which has been filed with the SEC.

Except as otherwise required by law, Cubist and Adolor disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this conference call.

Now I will turn the call over to Mike Bonney.  Mike?

Mr. Mike Bonney:  Thanks, Eileen.  Good morning and thank you for joining us on short notice.  We are here today to talk with you about our planned acquisition of Adolor, which we announced earlier this morning.

This is a very exciting opportunity for Cubist and our shareholders and another milestone in what has been a transformational year for Cubist.  This is a compelling transaction, both strategically and financially.

For some time we’ve been talking about our interest in bringing in a late stage or marketed product that can leverage our proven acute care commercial organization in the

US.  We’ve also said that our objective was for any transaction to be accretive to operating income in the near team.

We believe that the planned transaction we announced today achieves both of these objectives.  Assuming successful completion of this deal, we would acquire both a marketed acute care therapy with significant growth potential and a very promising product candidate in late stage clinical development.

First, Adolor’s ENTEREG is an attractive and highly complementary hospital-based product for us.  Launched three years ago, ENTEREG is the first and only FDA approved therapy to accelerate the time to upper and lower GI recovery following partial large or small bowel resection surgery with primary anastomosis.  Adolor recently assumed full ownership of this product from GSK.

ENTEREG generated more that $25 million in US sales in 2010 and $15.7 million for the six months ended June 30th this year.  And in our hands it’s very profitable.  With our exceptional acute care organization in the US, we believe we can increase ENTEREG sales more than threefold to peak sales of at least $100 million annually.

Next, Adolor’s ADL5945 is a promising product candidate for the large and growing chronic opioid induced constipation, or OIC, market.  As Adolor reported in August, Phase II data were very encouraging, demonstrating statistically significant improvements in the frequency of spontaneous bowel movements in patients with constipation caused by opioids they were receiving for management of chronic pain.

Assuming approval, we estimate potential peak global sales for 5945 could be more than $1 billion.  We are excited about the intrinsic potential for this product and we believe there will be opportunities to partner certain rights for this asset.  We plan to seek a partner for ex-US as well as primary care commercialization while retaining certain US and potentially EU specialty rights.

Finally, we think the deal is a financially sound transaction.  Our upfront payment of $190 million is about 1.9 times our peak sales estimate for ENTEREG.  The contingent payment right, or CPR, entitling Adolor stockholders to receive up to $4.50 for each share they own, if approvals and/or sales milestones with respect to ADL5945 are met, is well structured to tie in with value creating events while appropriately allocating risk and reward between Adolor and Cubist shareholders.

The CPR regulatory approval milestones would provide an opportunity for Adolor stockholders to receive up to $3.00 for US approval and up to $1.50 for EU approval per CPR if ADL5945 is approved by July 1st, 2019 in the US and EU with a label representing a favorable benefit-risk profile.  If achieved, these milestones would trigger payments by Cubist of around $150 million and $75 million respectively.

Also, by eliminating redundancies between the two businesses, we expect to achieve at least $30 million in cost efficiencies in 2012.  Importantly, we expect the acquisition of Adolor to be accretive to Cubist’s operating income in 2012 whether or not ADL5945 is partnered.

Now David will walk you through the specifics of the deal terms and give you more color on the CPR and accretion points.  David?

Mr. David McGirr:  Thank you, Mike.

We believe this is a very sound financial transaction and one that can build significant value for our shareholders.  Here is more detail on the terms of the transaction.

First, our upfront cash payment is $190 million on a fully diluted basis net of Adolor’s third quarter 2011 cash balance.  The upfront payment translates to $4.25 for each Adolor share.

In addition to the upfront cash payment, we have the CPR obligation linked to 5945.  Each Adolor stockholder will receive one CPR entitling the holder to receive additional cash payments of up to $4.50 for each share, or $225 million total, if 5945 achieves certain regulatory approvals and/or commercialization milestones.

I will walk you through the CPR detail.  Adolor shareholders would receive $3.00 if the product is approved in the US by July 1, 2019 and with a certain label that we believe will allow it to achieve potential peak global sales of at least $1 billion.  And the Adolor shareholders would receive $1.50 if this product is approved in the EU under these same conditions.

Forty percent of each of these payments would be due upon approval and the remaining 60 percent would be due upon approval but only if ADL5945 receives the commercially favorable label.

An approval of this sort would be beneficial to both Adolor and Cubist stockholders, and therefore Cubist very much hopes that it will be obtained and it will pay the full CPR in full.  In the event the regulatory and the label conditions are not met, the missed milestones could be paid later if certain sales thresholds are met.

It is important to note that the cash payments via the CPR would not exceed $4.50 per CPR or $225 million in total.

The transaction value, including milestones, is up to approximately $415 million net of Adolor’s cash.  We plan to use cash from our balance sheet to fund this transaction.

Following the completion of the transaction, we expect to end 2011 with approximately $800 million in cash, cash equivalents, and investments.  As Mike mentioned, we expect the transaction will be accretive to operating income starting in 2012.  This is a very important point.

It is expected that the cash flow from ENTEREG will be greater than the incremental costs anticipated for the continued development of 5945.  We have identified efficiencies of at least $30 million after looking at internal and external estimates of spend for 2012, primarily achieved through the elimination of redundancies in certain areas.

The expected accretive impact in 2012 is not reliant on success in partnering ADL5945.

To finish, let me return to a question that came up last week on our Q3 earnings call.  There is great interest in how Cubist will perform financially in 2012.  We have not finalized our budget for 2012 and therefore do not have 2012 guidance, but I want to share with you our current expectation for where we are heading with operating income in 2012.

At this stage of the budget process, we’re assuming that we will complete the Adolor acquisition and that in 2012 we would be able to initiate a Phase III program for ADL5945.  We are also building in the expenses for the multiple Phase III trials for CXA-201 that we’ve discussed previously as well as the Phase III trials we will begin for CB-183,315.

Our preliminary view, including costs for all of these late stage clinical programs, is that our 2012 operating income will grow over the levels we have given you as guidance for full year 2011.

Let me state this once again.  Our preliminary view, including the impact of the planned acquisition of Adolor, is that we will grow operating income next year relative to the guidance we have provided for 2011 operating income.

With that, let me return the call to Mike.

Mr. Mike Bonney:  Thanks, David.

I’d like to spend a minute discussing the benefits that ENTEREG offers to both patients and hospitals.

Each year there are approximately 400 to 450,000 bowel resections in the US.  The vast majority of these are potential candidates for ENTEREG.

As you may know, delayed gastrointestinal recovery following bowel resection surgery can postpone hospital discharge until its resolution, resulting in a substantial cost to a hospital due to a patient’s length of stay.

ENTEREG can help hospitals significantly reduce their cost burden by decreasing patients’ length of stay.  This is similar to the value story for CUBICIN.  With our strong hospital relationships, our proven success with CUBICIN, and our culture of execution and problem solving, I believe we are uniquely positioned to unlock the value of ENTEREG and drive significant sales growth in the years ahead.

I’d also like to provide a bit more color on our view of the opportunity for ADL5945.  This product candidate is an important part of this transaction.  Opioid induced constipation is a multibillion-dollar market today and continuing to grow.

We believe it can accommodate multiple products, especially one that has been shown in Phase II clinical trials to be as differentiated as ADL5945.  As we’ve previously mentioned, this product, assuming success, would be marketed to pain and GI specialists as well as primary care physicians.

We find the pain specialty particularly attractive because a meaningful portion of these specialists operate in and about the hospital.  They involve targeted promotion.

As you heard last week on our Q3 call, we expect to move a Cubist discovered non-opioid pain product candidate into clinical development in the near future.  The promotion of ADL5945, should it be approved, to pain specialists will be valuable to our commercial efforts going forward.

As I mentioned earlier, positive Phase II results for 5945 were released in August.  There were two Phase II studies, 212 patients in total.  The randomized, double blind, placebo controlled studies were similar in design.

In summary, the data showed a statistically significant increase in spontaneous bowel movements compared with a placebo over a four-week treatment period as well as a highly favorable tolerability profile.

Looking at the recent positive data, we and Adolor believe this product can be differentiated based on its tolerability profile, giving this product the potential for a favorable balance between benefit and risk.  If it is approved based upon Phase III data that is consistent with the Phase II data, we estimate potential peak global sales for 5945 of more than $1 billion.

Our next step will be to have discussions with global regulatory authorities.  Assuming regulatory accordance with our current Phase III design concepts, we anticipate that this program would move into Phase III in 2012.

As David mentioned, the cash flow from ENTEREG through 2013 alone is expected to more that cover the cost of the additional clinical development spend for 5945.  We’re also going to focus on securing a partner for ex-US as well as primary care commercialization while retaining certain US and potentially EU specialty rights.

We’ve been talking over the last few months about what a transformational year this has been for Cubist.  Our strong financial performance led by CUBICIN, disciplined operational and financial management, and the advancement of our product portfolio have all contributed to our momentum and enabled us to take advantage of this unique opportunity.

This acquisition of Adolor allows Cubist to leverage its existing US acute care organization with ENTEREG, and we are excited about the future revenue opportunity represented by ADL5945.

I want to thank the many employees of Adolor for building such a strong foundation for future growth.  In large measure as a result of their hard work and sound execution, going forward we will have a company with two established and growing acute care products for hospitals and an exceptional late stage pipeline with three Phase III therapies advancing in 2012.

By diversifying our revenue base and improving our late stage pipeline, we believe that these promising and significant candidates will provide a brighter future for Cubist, for our shareholders, and, importantly, a better future for patients who can benefit from the therapies created.  We look forward to closing the transaction before the end of the year.

We’ll now open the line up for questions.  Operator?

Operator:  Thank you.

We will now be conducting a question and answer session.

If you would like to ask a question, please press star-one on your telephone keypad.  A confirmation tone will indicate your line is in the question queue.  You may press star-two if you would like to remove your question from the queue.

For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys.

One moment, please, while we poll for questions.

Thank you.  Our first question is coming from the line of Jason Kantor with RBC Capital Markets.  Please state your question.

Mr. Jason Kantor:  Oh, thanks for—uh, thanks for taking the question and congratulations on the deal.

I was wondering, could you comment on the IP for ENTEREG, how long you see that, uh, going out, if there are ways of extending the IP that’s currently in the Orange Book?

Mr. Mike Bonney:  Uh, that’s a very good question, Jason.

Yeah, the last to expire, um, ENTEREG patent expires in November of 2020.  The composition of matter patent expires before that in—hang on a second, um, in, uh, March of 2016.  Data exclusivity expires on May 20th, 2013.

Like any product with growth potential, you know, we’ll take a hard look at this, Jason, and try and determine whether there are life cycle management strategies we can implement.  But, we’re very comfortable that we can get to at least $100 million in the US before there is generic competition for ENTEREG in this market.

Mr. Jason Kantor:  What kind of work have you done looking at the potential for future competition?  I know Tranzyme has something for the same indication as ENTEREG.  Did you do a full analysis of all the potential competitors?

Mr. Mike Bonney:  Yes, we have.  And we think that with our commercial organization behind this, ENTEREG is extremely well positioned to continue to be an important player in the post operative ileus marketplace.

The fact that we’ve got very strong and highly credible data demonstrating the economic value of this compound, gives us confidence that it will maintain a strong position.

Now, it should be clear the at least $100 million guidance that we’re providing today, in no way assumes that this product is used in every bowel resection.  Typical of what you’ve come to expect from us, this is intended to be in a market with other products and we’ll find, over time with our expertise, the right set of patients who will benefit most from ENTEREG.

Mr. Rob Perez:  This is Rob.

Also, just to add, the Tranzyme product, Jason, is still in Phase III.  And, from our research, it looks like there wouldn’t be an NDA submitted until the second half of next year.

So, we think that we would have a significant lead, with ENTEREG to be able to establish it on hospital formularies and certainly in pathways, in key hospitals.  So, we think that lead is also very important in terms of commercial positioning.

Mr. Jason Kantor:   Thank you.

Operator:  Thank you.

Our next question is from the line of Tom Russo of Robert W. Baird.  Please state your question.

Mr. Tom Russo:   Good morning.

I’d be curious, you mentioned the 30 million in, uh, synergies on the cost side.  But, over on the revenue side, can you give a little more color maybe on what you see that maybe Glaxo didn’t see or where you think the best opportunities are to get more from the product?

Mr. Mike Bonney:  Yeah, absolutely, um, and I’ll invite Rob to add to what I’m going to tell you here when I’m finished.  Okay, Tom?

There are about, as we said, 400 to 450,000 bowel resections in the US a year.  About 20 percent of those patients will have some form of postoperative ileus which will drive hospital costs—great discomfort for the patient, and drive hospital costs up based on extended stay.

Now, one of the challenges in this marketplace, of course, is that it’s very hard to identify, a priori, that 20 percent of patients.  And, in fact, the strong health economics data that have been developed by hospitals using ENTEREG demonstrate very clearly that, across a reasonably broad swath of patients, you see this one day less hospital stay which creates a very strong, um, health economics story.  And we think we can—we are uniquely positioned to build on that.

I would also say that, in general, our experience over the last eight or 10 years has been not to be too reliant on what large pharmaceutical companies have done in the hospital environment. It appears very clear to us that we have a unique understanding, ability to focus, and ability to speak the language of the decision makers in the hospital about how the products we sell fit into their environment and, in particular, hit this sweet spot of quality clinical outcomes and cost effective use of the hospital resources.  And we think ENTEREG fits that beautifully.

Rob, do you have anything to add?

Mr. Rob Perez:  I do.

I think just to pivot on what Mike was saying, you know, the thing that we’ve learned since we’ve launched CUBICIN is that hospital selling is very different than even specialty commercialization, and certainly very different than primary care commercialization.

Glaxo obviously is an extraordinary company and does a great job commercially generally.  But, when you look at how they promoted this product in the hospital, it was very much a typical primary care or specialty model.  They had 40 percent of their time on ENTEREG and they also had two other products, including Advair, which is very much kind of a detail oriented product.

What we saw when we looked at this market is a product where you really have to connect the dots.  It’s more than just a clinical detail.  You have to help the hospital to figure out how they use the product, and there are multiple decision makers involved.

That’s what we do every day with CUBICIN.  So, when we saw this, we really felt very excited that the challenges to ENTEREG’s uptake were the type of challenges that we deal with every day and that we’ve dealt with successfully with CUBICIN.

So, we’re very excited about the potential for ENTEREG and being able to unlock that potential.

Mr. Tom Russo:  And a quick question for David.

You mentioned the operating income guidance for 2012.  Is that on an adjusted basis excluding contingent consideration, which had a big impact on 2011?  And then, what assumption are you making on contingent consideration in 2012 when giving that guidance?

Mr. David McGirr:   It is—I’m looking at this on a non-GAAP basis.  You’re absolutely correct.  I can’t give you the precise numbers yet, because we still have to work through the acquisition accounting around Adolor.

And when we have that, and—we’ll give you those numbers in January.  But, we have to do that work still.

Mr. Tom Russo:  Okay.  Thank you.

Operator:  Thank you.

Our next question is from the line of Greg Wade of Wedbush.  Please state your question.

Mr. Greg Wade:  Good morning.  Thanks for taking my questions and, uh, congratulations, David, on this deal. So, first up, who adjudicates the success on the label?   Second, what contribution do you think the NOLs are going to make to, um, this being accretive in 2012?  And third, should we expect any change in the sales force as a result of this added sales responsibility?  Thanks.

Mr. David McGirr:  Well, I can do the NOL one very quickly for you, uh, Greg.

There is a little bit of NOL value to us, but not very much.  A very small percentage of the acquisition is attributable to NOLs, just based on where we are, so don’t think about that as being the source of the accretion in 2012.

Mr. Greg Wade:  Okay.

Mr. Mike Bonney:  And the other two questions, Greg, adjudication of the label, you’ll see when the 8-K has been filed, which I think will happen later today, that we are more specific on what constitutes a competitive label for this product.

So, there are two opportunities, there are two conditions that provide the opportunity for Adolor shareholders to earn the 4.50 on regulatory approvals, 3.00 in the US and 1.50 in the EU.  That is either, this product is the first approved product, for chronic use,  in OIC.  This is the 5945 product.  Or, if it’s not first, that is has a label that positions it well.

And we’ve been very specific about what in the potential REMS or black boxes would represent a noncompetitive label, if you will.  And we’re really focused on those two elements of the US label to make that determination.

With respect to changes in sales force, we anticipate no changes in our sales organization as a result of this acquisition.  We will plug ENTEREG right into the bag of the roughly 200 people we have calling on acute care organizations in the US today.

Mr. Greg Wade:  Thanks for taking my questions.  And congratulations on a very exciting acquisition.

Mr. Mike Bonney:  Thank you.

Mr. David McGirr:  Thanks, Greg.

Mr. Rob Perez:  Thanks, Greg.

Operator:  Thank you.

Our next question is from the line of Alan Carr of Needham & Company.  Please state your question.

Mr. Alan Carr:  Hi.  Thanks for taking my question.

Is this it, before 2015, or do you plan to buy some more companies?

Mr. David McGirr:  Well, Alan, that’s a hard question to answer looking out that far.

Clearly, our focus going forward for the next foreseeable quarters is going to be, completing this transaction, executing on our core business, and integrating Adolor into our core business.  Once we get those done and we’ve achieved the goals we’ve set for,  driving ENTEREG growth and advancing ADL5945, we’ll come back to you and let you know,  what our business development plans are at that point.

The third thing we’ll be focused on, of course, over these coming quarters is partnering, out-licensing, which you haven’t seen us engaged in in an—you know, since the early days of the CUBICIN,  launch and regulatory process.  And we’re quite excited about the opportunity to partner with another firm on 5945 for certain geographic and primary care rights going forward.

And that will be a key focus once we complete this transaction, will be out-licensing, not acquisition.

Mr. Alan Carr:  Okay.

And then, around, you know, your sales estimates for ENTEREG, you mentioned over 100 million.  Is this, I believe Adolor had been saying they were expecting to get, that this drug would get up to 100 million under their own efforts.   Do you arrive at that number based on some changes that you expect to make?  Or, with your changes, you know, using your sales force and your expertise in the hospital, do you expect it to go, you know, well above 100 million?  I wonder if you could sort of clarify that for me.

Mr. Mike Bonney:  Sure.  And I’d ask Rob to chime in at the end here.

What we are saying is at least 100 million.  We do have broader hospital coverage,  in our sales organization currently, though I would tell you that the top 200 ENTEREG accounts,  cumulatively since the launch of this product are—94 percent of those are already CUBICIN targets.  But, we will have a bit broader footprint.

We also have a lot of experience in—as Rob has said, in working with the hospital to find that sweet spot between quality clinical outcome and process that allows the hospital to be more efficient in its utilization of resources.  And we think ENTEREG fits beautifully into that, sort of sweet spot of our efforts.

Rob, anything you’d like to add?

Mr. Rob Perez:  No.  I think we’re confident in the at least $100 million number right now.  And, we’re looking forward to getting started.

Mr. Alan Carr:  Was it mostly a scale of their effort that was, that may have involved a—you know, lowered expectations at Adolor compared to what you guys expect?

Mr. Mike Bonney:  I don’t think it’s appropriate for us to speak for Adolor, Alan. We’re very confident that we can get ENTEREG to at least $100 million in the US.

We’re excited about this transaction from both a strategic standpoint as well as financially.  And we’re anxious to get the deal closed and get on with driving ENTEREG up and advancing ADL5945.

Mr. Alan Carr:  Thanks very much.

Operator:  Thank you.

Our next question is from the line of Brian Klein with Lazard Capital Markets.  Please state your question.

Mr. Brian Klein:  Great.  Thanks for taking my questions.

So, on 5945, just in terms of the Phase III program, are you planning to utilize, similar endpoints of spontaneous bowel movements per week?  And also, when would you be targeting a possible NDA?

Mr. Mike Bonney:  Okay.

So, you know, the 5945 Phase III program, spontaneous bowel movement is the likely end point.  But, we’re going to hold off declaring exactly what the primary endpoint is until such time as we’ve had an opportunity to interact with regulatory authorities.  That does, however, appear to be about the standard here.

In terms of filing the NDA, again, we’d like to have the opportunity to interact with the global regulatory authorities and get concurrence, official concurrence, on what the design of the Phase III program will be before we clear how long it will take to get there.  I think that’s just a prudent thing to do at this stage in the development of this product.

Steve, anything you want to add to that?

Mr. Steve Gilman:  No, you’re right on top.

Mr. Brian Klein:  Thanks.

And then, one more question.  You mentioned that there are potential, opportunities for Adolor to achieve—for ENTEREG to achieve sales milestones—I’m sorry, 5945 to achieve sales milestones, which would, um, fulfill the CPR.  I’m just wondering, do those expire at all?

Mr. Mike Bonney:  They are—they do have a deadline.

So, the circumstance that we’re talking about here is,  ADL5945 is approved, but it is neither first to achieve the chronic, OIC label and it is somehow disadvantaged based on a REMS or a black box.

In that circumstance, the sales milestones allow Adolor shareholders to earn back—the opportunity to earn back the full amount of the 4.50 if certain sales milestones are achieved within five years of the launch in a major market.  And we’ve defined in the contract major market as US or one of the largest markets in the EU.

Mr. Brian Klein:  Great.  Thank you.

Operator:  Thank you.

Our next question is from the line of Steve Byrne of Bank of America.  Please state your question.

Mr. Steve Byrne:  Hi.  What fraction of the 400 to 450,000 bowel resections, is your 100 million target of ENTEREG based on in terms of fraction being treated?

Mr. Mike Bonney:  It’s a relatively small share of the total 400 to 450,000 bowel resections, Steve.

The exact numbers, I think it’s a little premature to—for us to declare until we actually get into the market and validate a lot of the information that we’ve developed through our diligence efforts here.  But, it is, uh, certainly somewhat south of 20 percent.

Mr. Steve Byrne:  Okay.

And how—.

Mr. Rob Perez:  And also just to note that—sorry, Steve.  That the large majority of all of those bowel resections are candidates for a therapy like ENTEREG.

Mr. Steve Byrne:  And how many reps does—has Adolor been using to sell ENTEREG?

Mr. Rob Perez:  Yeah.

Recently, Adolor just grew their sales force.  They had 20 people on it, kind of assisting with the Glaxo effort.  Um, Glaxo had about, I believe, close to 100—close to 200 people.  Um, they recently—when Adolor got it back, they were growing their sales force to, I believe, 50 people.

Mr. Steve Byrne:  Okay.

And the 30 million in synergies, do you expect that to be more out of the SG&A line and not R&D?

Mr. Mike Bonney:  Yeah, it’ll clearly be weighted in that direction, Steve.

Mr. Steve Byrne:  And any further comments on the assumptions behind your $1 billion potential peak sales for 5945—? I.e., you know, fraction of the opioid scrips being treated, number of products in the market, etc.?

Mr. Mike Bonney:  Right.

So, I can give it to you conceptually.  You know, when you look at the number of patients who fill opioid scrips annually, it’s an enormous number.  When you look at the number who receive opioids for greater than 90 days, you’re in the neighborhood of about six million in the US, probably somewhere in the neighborhood of 75 to 80 percent of that in the EU.

And we suspect that these agents, and we do assume that there are more, multiple agents ultimately in this marketplace beyond 5945, will be used after lifestyle changes and other non-prescriptive, uh, solutions fail or are unacceptable to the patients.

So, we haircut the market down.  We then arrive at a sort of treated with a prescription product market.  And our assumptions, again, are to get to $1 billion, 5945 is in no way dominating this marketplace.  We have relatively low double-digit share assumptions after we’ve haircut it as I’ve just articulated.

Rob, anything you want to add to that?

Mr. Rob Perez:  Yeah.  I guess just another proof point is, I think our view on size of the market has been shared by other companies, large companies, that have done deals in this space.

If you look at what, other companies like AstraZeneca and Wyeth, have paid to get in for development candidates in this space, it signals a very large market opportunity.

So, I think we’re all looking at it the same way, that there’s a huge market out there and there is a huge market that has room for more than one product.  And we really like the differentiated possibility of 5945 in that market.

Mr. Steve Byrne:  And then, just lastly, Dave, any estimate of what you think the cash balance will be, for Adolor at the end of the third quarter?

Mr. David McGirr:   They are going to announce their cash balance this week, I think.

Mr. Steve Byrne:  All right.  Thank you.

Operator:  Thank you.

Our next question is from the line of Mario Corso with Caris & Company.  Please state your question.

Mr. Mario Corso:  Yes.  Thank you.  A couple of quick things.

Number one, do you have an estimate, uh, in terms of what you, uh, plan to spend on, the new Phase III program in 2012?  And then also, uh, is there a debt or a loan payable to GlaxoSmithKline that—that has to be addressed with your transaction?

And then finally, you know, ENTEREG, I guess ran into some safety issues a few years back and there is, you know, some limitations on use.  And I’m wondering just—if you could just talk a minute about, you know, how you think about those limitations or what, you know, kind of commercial challenges or complexities that poses for you guys.  Thanks very much.

Mr. Mike Bonney:  Sure.  Sure, Mario.

So, taking them in order, estimate on spend in Phase III in 2012, clearly we have that estimate or we wouldn’t be comfortable declaring that this is an accretive deal.  However, we’re not going to share those estimates again until we’ve had an opportunity to interact with the regulatory authorities and get concurrence.  And then, we will be providing guidance in our normal fashion, that you’ve come to expect, once we have enough information to be comfortable on what that will be.

On debt payable to GSK, this is not a commentary on the structure of the payment to GSK. .. But, there are payments to GSK based on ENTEREG sales going forward.  We have factored that into the model.  They are relatively modest.

And ENTEREG safety issues.  There is a REMS associated with ENTEREG.  It’s called the E.A.S.E. program and it’s designed to ensure that the use of ENTEREG is short-term.  So, the approval is for up to 15 doses, and the current label states that you take one does of ENTEREG, uh, before surgery and then b.i.d. for up to seven days following surgery.

The REMS program, the E.A.S.E. program is pretty straightforward.  It basically requires a registration at the hospital level.  It requires that Adolor drop ship ENTEREG directly to the hospital, which, as you all know, is a model that we’ve been executing on CUBICIN for years.

Hospitals have been provided educational materials.   They commit that patients won’t receive greater than 15 doses and that ENTEREG will not be dispensed for outpatient use nor transferred to any hospital not registered with the E.A.S.E. program.

So, this has been in place since the product was launched.  It’s well established in the current customers.   It doesn’t appear to us to be onerous, though it does protect the patients from long-term use.  And that’s the FDA’s primary concern with ENTEREG is that it be limited to short-term use in the postoperative ileus scenario.

Rob, anything you want to add?

Mr. Rob Perez:  I think it’s an important distinction, because ENTEREG, I think, initially had this concern over safety because it was studied both in the acute setting and in the chronic setting.  And it was in the chronic setting where, uh, these safety issues were seen and where the regulatory concerns came up.

We’ve not seen any of those concerns in the acute setting.  And that’s why you have the REMS and the black box.  So, it’s an important distinction because a lot of times when people think of ENTEREG they think of a safety issue.  But, there really isn’t a safety issue if it’s used in the way that it’s used today and how we’re promoting it, which is in the acute care setting.

Operator:  Thank you.

Our next question is from the line of Howard Liang with Leerink Swan.  Please state your question.

Mr. Howard Liang:   Thanks very much.  If I could ask three quick questions.

First is on the competitive landscape for 5945, you can expand on that and talk about how you see this agent stack up against, uh, the competitors.  And second is are you committed to doing a Phase III for 5945, and, uh, are you committed to a certain number of Phase III?  And third, if you can, uh, give us the gross margin ENTEREG under Cubist?  Do we just add, 5 percent to the gross margin that Adolor has been reporting?

Mr. Mike Bonney:  Okay, Howard.  We can take a shot at these.

Competitive landscape, um, there are other products in development for opioid induced constipation.  Thank you.  There’s a number of them that are roughly in the same place that 5945 is.

There is one product, a subcutaneous injection, as you know, from Progenics and Salix that is being sold today.   And most of these, not all of them but most of them are also, peripherally-selective, opioid receptor antagonists.

We think that the Phase II data that has been developed on 5945 that really, we think—the goal with these patients is to restore normal bowel function.  And so, we shouldn’t be thinking about 5945 as an acute rescue therapy for someone who has constipation associated with chronic opioid use.  It’s really about hitting that strike zone, if you will, between efficacy in getting the bowel back moving as it did before the patient had to take the opioid for pain management and, safety, because it’s going to be used on a chronic basis by definition.

And we think the Phase II data that has been developed by Adolor for 5945, reported on in August, really is—strikes that balance point as well as any of the other products who have published Phase II data at this point.

So, you know, we think sort of a horserace to get first to the market.  We’re going to try and go as quickly as we can, but we are very confident based on the data that’s in Phase II that, if we can reproduce that in Phase III, this is at least a billion dollar opportunity.

In terms of commitment to the Phase III, yes, we are committed to the Phase III.  It will be, of course in terms of the size of the trials and how many trials and so forth, we will declare that after we’ve had these regulatory interactions we’ve referred to a few times this morning.

And gross margin, under Cubist, we’re not going to give you, specifics on that this morning other than to say we’re very confident that, or we expect, I guess I should say,

that in 2012 when you take the revenue that we think we can generate from ENTEREG, you subtract the cost of goods, which would include these additional payments to GSK, it may not be booked as cost of goods.  It may be booked in another line.

But, including these payments to Glaxo, and then you subtract from that the marketing expenses associated with launching this product, we will more than pay for the Phase III costs for 5945 that are incurred in 2012 and, in fact, through 2013 as well.

And the specifics on that await regulatory confirmation of the clinical program associated with the Phase III for 5945.

Mr. Howard Liang:  Thank you.

Operator:  Thank you.

Our next question is from the line of Keay Nakae with Chardan Capital Markets.  Please state your question.

Mr. Keay Nakae:  Yes.  Thank you.

With 5945, do you have an expectation of only needing to do one Phase III, or where are you—what’s your feeling on that?

Mr. Mike Bonney:  No.  In order to make the comments we’ve made this morning, we have assumed that we will have to do multiple Phase III to develop a broad enough safety database in order to support the label that we would think would be appropriate for this product going forward.

Mr. Keay Nakae:  Okay, great.

And then, with respect to other products that might be deeper in their pipeline, is there anything there of interest, and how should we think about bringing anything else there forward?

Mr. Mike Bonney:  Yeah, there are some other assets in the Adolor stable.  In particular, there’s a product called beloxepin, which has completed Phase I.  Beloxepin is a pain product.

We have not assumed any expense associated with beloxepin, going forward in 2012.  We’ve really focused our diligence efforts at this point on ENTEREG, what its opportunity is in our hands as well as 5945, how could that be accretive for Cubist shareholders.

But, we will take a hard look at beloxepin.  As you know, we are interested in the pain space.  And, assuming we can find room in the financial, profile of Cubist to support it and we like what we see, we may well proceed with that at some point in the future.  We are not planning to proceed with that at this time.

I guess the way I would think about beloxepin in particular is it provides another asset that creates sort of, another shot at creating value for Cubist shareholders.   But, the basis of this deal and our confidence in our ability to create value for Cubist shareholders is really driven off of ENTEREG and 5945.

Mr. Keay Nakae:  Okay, thanks.

Operator:  Thank you.

We are nearing the end of our allotted time for a question and answer session.  We have time for one final question.

That question is coming from the line of David Blaustein of SuttonBrook.  Please state your question.

Mr. David Blaustein:  Hi.  Thank you.

With respect to 5945, I know that, you know, one of the issues in the past was the safety, was its cardiac safety, and there were two explanations.  One was trial design.  The other was the delta receptor hypothesis.

Does this mean that, with respect to this pipeline product, from Adolor, are you expecting, uh, that safety issue to have turned out to be more study design and less delta,  mediated?  I know that this 5945 has some delta properties as well.  So, I wanted—I know you’ve done deep due diligence.  What are your thoughts here?

Mr. Mike Bonney:  Yeah.  That’s a very good question.

So, the cardiac problems that you’ve mentioned were part of what drove the REMS, the E.A.S.E. program for ENTEREG.  And as Rob has already stated, those occurred not in the setting of postoperative ileus but rather in chronic long-term use.

To date, we have not seen anything with 5945 that would indicate that there is a cardiac signal there.  We are aware of the delta receptors in the cardiac muscle and we really focused on that in our review of their preclinical talks and Phase I data and—as well as the Phase II data, and at this point see no signal.

Steve, you want to add anything to that?

Mr. Steve Gilman:  Well, I can’t really add too much color.  But, I think, Mike said it correctly.  We’ve looked at it very carefully.  We think the risk is minimal.  And, we’re going to proceed with that discussion with the regulatory agents to go to Phase III with that molecule.

Mr. David Blaustein:   Okay.  Thanks a lot.

Operator:  Thank you.

I would like to turn the floor back over to management for closing comments.

Mr. Mike Bonney:  Thank you, operator.

And thank you all for joining us, uh, this morning on short notice.  As you can hear, we are quite excited about this transaction.  We believe it will deliver significant value for our shareholders, for our hospital customers and patients alike.

We’d also invite you all to join us for our year-end conference call on January 19th, 2012 where we will provide a fulsome set of guidance for next year’s operations.

Thanks a lot.

Operator:  This concludes today’s teleconference.  You may disconnect your lines at this time.  Thank you for your participation.

Important Additional Information will be Filed with the U.S. Securities Exchange Commission (SEC)

This transcript is neither an offer to purchase nor a solicitation of an offer to sell securities. Cubist has not commenced the tender offer for shares of Adolor stock described in this transcript.

At the time the tender offer is commenced, Cubist will file with the SEC and mail to Adolor stockholders a Tender Offer Statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related documents, and Adolor will file with the SEC and mail to its stockholders a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the transaction. These will contain important information about Cubist, Adolor, the transaction, and other related matters. Investors and security holders are urged to read each of these documents carefully when they are available. Investors and security holders will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement, and other documents filed with the SEC by Cubist and Adolor through the Website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement, and the other documents filed with the SEC by contacting the Investor Relations departments of Cubist or Adolor at eileen.mcintyre@cubist.com and swebster@adolor.com, respectively.